SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Announces Preliminary 2H21 Outlook

São Paulo, May 26, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today announces its preliminary general outlook and guidance for the second half of 2021.

During the month of May, GOL has seen a material improvement in its sales in the Brazilian domestic air travel market. While the path for the recovery in demand from the pandemic has been difficult to predict and a high level of uncertainty remains, advances in the roll-out of vaccines by Brazil’s National Program for Immunization are having a positive impact on demand for air travel.

The increase in sales combines with other key steps taken by Management, which are also providing material improvements at this stage of the recovery. For 2Q21, the Company expects a load factor of 81% (versus the 79% previously guided) and recurring unit costs to be down 40% when compared to 2Q20 (versus the down 27% previously guided).

The re-integration of GOL’s Smiles loyalty program enables synergies in the Group, improves the Company’s creditworthiness and increases its cash flow and earnings. The acquisition of the minority interest in Smiles is expected to close on June 23. By the end of 2Q21, there will have been almost R$3 billion of new capital issued by GOL, which includes an equity capital increase of up to R$512 million initiated and led by the controlling shareholder, a R$1.5 billion re-tap of the Company’s Secured Program, and the GOL equity to be issued for the acquisition of the minority interest of Smiles.

In addition, the Company has fully repaid the US$250 million short term loan it received in August 2020 which, together with the conclusion of the acquisition of the Smiles minority interest, frees up valuable unencumbered assets. With these events, GOL will close the second quarter of 2021 with its principal financial obligations addressed. The Company will also be optimally positioned to capture the growth in Brazilian domestic air travel market that is expected for the second half of this year, beginning in June as the transition month to the high season.

Combined, these measures provide the Company with greater visibility on its expected results for the second half of 2021 and, therefore, GOL is resuming its regular guidance best practices.

The Company’s estimates highlight key metrics which impact financial results and drive shareholder value. GOL provides forward-looking information that is focused on the main indicators the Company uses to measure business performance.

Metrics	2Q21 Revised	2H21 Preliminary

Brazil Annual GDP Growth¹ vs. 2020 (%)

Domestic Routes Served (average)

Operating Fleet (EoP)

ASK Total (BN)

Load Factor (%)

Operating CASK Ex-fuel² vs. 2020

Gross Global Scope 1 emissions (000 m t CO2)

Total Fuel Consumed (1,000 liters per RPK)

Greenhouse Gas Emissions/Flight Hour (t CO2)

	+8.8% ~114 ~80 ~4.2 ~81% Down ~40% ~314.6 ~30.0 ~7.4	+2.3% ~159 ~110 ~18.8 ~80% Down ~8% ~1,395.0 ~36,1 ~7,9
Net Operating Revenues (R$ BN) Other Revenue (cargo, loyalty, other) EBITDA² (R$ BN) CAPEX (R$ BN) Total Liquidity[3] (R$ BN) Net Debt[4] (R$ BN) Net Debt / 4Q21E EBITDA Ratio[4,5,6] (x)	~1.0 ~15% of revenues ~0.1 ~0.1 ~4.2 ~14.8 N.M.	~6.0 ~7% of revenues ~2.0 ~0.3 ~4.5 ~14.8 ~3.0x

(1) Source: Brazilian Central Bank; (2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs; (3) Cash and cash equivalents, restricted cash, accounts receivables and deposits; (4) Excluding perpetual bonds and exchangeable notes; (5) Pro-forma, excluding non-operating expenses and depreciation; and (6) 4Q21E annualized.

The current guidance may be adjusted in order to incorporate the recovery path from the pandemic and its effects on the demand for air transportation, the evolution of GOL’s operating and financial performance, the broader economic environment in Brazil, including changes in such variables such as GDP growth, interest rates, exchange rates, and oil price trends.

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GOL Announces Preliminary 2H21 Outlook

Matching capacity to demand is a competitive advantage of GOL’s operational and financial management and central to its strategy of driving growth. Through this strategy, the Company had superior performance in liquidity preservation during the March-April/21 Covid-19 second wave in Brazil. GOL also returned the most aircraft in recent years among its peers, which demonstrates its flexibility to meet the market conditions of demand. Most of the aircraft returns occurred organically, as they followed GOL’s renewal schedule, which provides for the return of NGs and the arrival of 737 MAXs. In addition to that, the MAX is a key component of the Company’s commitment to achieve net carbon neutral by 2050, as this new Boeing model consumes 15% less fuel and produces 16% fewer carbon emissions than the NGs.

“The successful completion of the vaccination roll out expected in Brazil this year, combined with our already improved cost base and stronger balance sheet, gives us confidence in our performance for the second half of 2021. We will also benefit from a reduced fleet cost for the next decade as we take more deliveries of the 737 MAX aircraft that will compose a significant part of the GOL fleet,” said Paulo Kakinoff, CEO. “These strengths will enable GOL to capitalize on the many growth and expansion opportunities that are now available in our markets, enabling us to benefit from a strong rebound in demand for travel as we move into the Southern Hemisphere’s Summer season. We are committed to delivering profitable growth in an environmentally sustainable manner with less fuel consumption and lower CO₂ emissions per passenger while, at the same time, improving GOL’s industry leading customer experience.”

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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GOL Announces Preliminary 2H21 Outlook

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “net debt,” “total liquidity” and “EBITDA.” GOL’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer